SE(

18001458

SEC Processing Section

FEB 28 2018

Washington DC
408

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Duff & Phelps Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Drive, Suite 4200
(No. and Street)

Chicago	IL	60606-6622
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Sebastiano 973-775-8258
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1301 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

yw

OATH OR AFFIRMATION

I, Patrick Puzzuoli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Duff & Phelps Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDWARD S FORMAN
Notary Public - State of New York
No. 02FO6125299
Qualified In New York County
My Commission Expires 04/11/2021

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Financial Statements and Schedules

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Financial Statements and Schedules

December 31, 2017

Table of Contents

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Duff and Phelps Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Duff and Phelps Securities, LLC as of December 31, 2017, and the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Duff and Phelps Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Duff and Phelps Securities, LLC's management. Our responsibility is to express an opinion on Duff and Phelps Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Duff and Phelps Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I, II, and III, has been subjected to audit procedures performed in conjunction with the audit of Duff and Phelps Securities, LLC's financial statements. The supplemental information is the responsibility of Duff and Phelps Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

We have served as Duff and Phelps Securities, LLC auditor since 2017.

New York, New York
February 26, 2018

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Statement of Financial Position

December 31, 2017

Assets		
Cash and cash equivalents	$	4,237,572
Accounts receivable, net		1,309,999
Unbilled services		105,171
Other assets		79,640
Total assets	$	5,732,382
Liabilities and Member's Capital		
Deferred revenue	$	1,287,637
Accrued expenses		46,868
Payable to Parent Company		1,854,858
Total liabilities		3,189,363
Member's capital		2,543,019
Total liabilities and member's capital	$	5,732,382

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Statement of Operations

Year ended December 31, 2017

Revenues:		
Advisory fees	$	53,627,903
Client reimbursable revenue		944,685
Total revenue		54,572,588
Expenses:		
Allocated expenses from Parent Company		(50,920,541)
Client reimbursable expense		(944,685)
Regulatory fees and expenses		(433,470)
Total expenses		(52,298,696)
Net income	$	2,273,892

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Statement of Changes in Member's Capital

Year ended December 31, 2017

		Member's investment	Undistributed earnings	Member's capital
Balance as of December 31, 2016	$	3,951,500	1,317,627	5,269,127
Distribution to Parent Company		—	(5,000,000)	(5,000,000)
Net income		—	2,273,892	2,273,892
Balance as of December 31, 2017	$	3,951,500	(1,408,481)	2,543,019

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Statement of Cash Flows

Year ended December 31, 2017

Cash flows from operating activities:		
Net income	$	2,273,892
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable, net		457,555
Increase in unbilled services		(64,098)
Increase in other assets		(1,435)
Decrease in accrued expenses		(93,780)
Increase in deferred revenue		126,589
Decrease in payable to Parent Company		(604,198)
Net cash provided by operating activities		2,094,525
Cash flows from financing activities:		
Distribution to Parent Company		(5,000,000)
Net cash used by financing activities		(5,000,000)
Net decrease in cash		(2,905,475)
Cash and cash equivalents at beginning of year		7,143,047
Cash and cash equivalents at end of year	$	4,237,572

See accompanying notes to financial statements.

(1) Nature of Business and Ownership

Duff & Phelps Securities, LLC (the Company) is a Delaware limited liability company formed on June 24, 1997. The term of the LLC is fifty years, expiring on July 1, 2047. The Company is registered as a broker with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Its customers are located primarily throughout the United States. The Company is a wholly owned subsidiary of Duff & Phelps, LLC (the Parent Company or Member).

The Company operates under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly is exempt from the remaining provisions of that Rule. The Company carries no margin accounts and does not otherwise hold funds or securities for customers. Accordingly, the Company has not executed any transactions on behalf of its customers during the year ended December 31, 2017. The Company performs private placement of debt and equity securities, merger and acquisition advisory, financial advisory and restructuring advisory services.

(2) Summary of Significant Accounting Policies

(a) Basis of Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices in the broker-dealer industry.

(b) Revenue and Expense Recognition

The Company uses the accrual basis of accounting wherein revenues are recognized when earned and payment is reasonably assured, which is generally on a success-fee basis on private placement and merger and acquisition advisory transactions. Client prepayments and retainers are classified as deferred revenue and recognized ratably over the period in which the related service is rendered. Monthly advisory fees are recognized when earned and payment is reasonably assured. Expenses reimbursed by clients are recorded as revenue when reimbursement is received from the client. The related expenses are recognized when an obligation is incurred.

The Company has engagements for which the revenues are contingent on successful completion of the project. Any contingent revenue on these contracts is not recognized until the contingency is resolved and payment is reasonably assured. Retainer fees under these arrangements are deferred and recognized ratably over the period in which the related service is rendered. Revenues from restructuring engagements that are performed with respect to cases in bankruptcy court are typically recognized in the month in which the services are performed unless there are objections and/or holdbacks mandated by court instructions. Costs related to these engagements are expensed as incurred.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (the "Standard"), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and the International Financial Reporting Standards. The FASB has subsequently issued several amendments, including deferral of the effective date until January 1, 2018 for companies that are not SEC registrants, clarification of principal versus agent considerations, narrow scope improvements and other technical corrections. The Standard also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Standard, including clarifying amendments, will become effective for fiscal years and interim periods within those years, beginning after December 15, 2017, with early adoption permitted.

The Company expects to adopt the provisions of this guidance on January 1, 2018 using the modified retrospective approach with a cumulative-effect adjustment to opening retained earnings. The Company is currently performing an assessment of its revenue contracts to identify the financial statement impact upon adoption of the Standard.

(c) ***Accounts Receivable and Allowance for Doubtful Accounts***

Accounts receivable are recorded at face amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes the allowance for doubtful accounts by calculating and recording a specified percentage of the individual open receivable balances. Specific allowances are also recorded based on historical experience, analysis of past due accounts, client creditworthiness and other current available information.

(d) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is subject to uncertainties, such as the impact of future events, economic, environmental, and political factors, and changes in the business climate; therefore, actual results may differ from those estimates. When no estimate in a given range is deemed to be better than any other when estimating contingent liabilities, the low end of the range is accrued. Accordingly, the accounting estimates used in the preparation of the Company's financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Changes in estimates are made when circumstances warrant. Such changes and refinements in estimation methodologies are reflected in the statement of operations; if material, the effects of changes in estimates are disclosed in the notes to the financial statements.

(e) ***Personal Assets and Liabilities***

The financial statements of the Company do not include the assets and liabilities of the Member, including its obligation for income taxes on its distributive shares of the net income of the Company or its rights to tax refunds on its share of the Company's net loss, nor any provision for income tax expenses or benefits.

(f) ***Income Taxes***

The Company's policy is to comply with the requirements of the Internal Revenue Code that are applicable to limited liability companies, which allows for complete pass-through of taxable income to the Member. Therefore, no federal or state income tax provision is required in the Company's financial statements.

On a pro-forma basis, the Company would be subject to U.S. federal income taxes, in addition to state, local and international taxes, with respect to its allocable share of any net taxable income of the Parent Company.

As a result, this reflects an adjustment to the Company's provision for corporate income taxes to reflect an effective income tax rate of 47.081% which includes provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction.

On December 22, 2017, the Tax Cuts and Jobs Act was signed into legislation. The re-measurement of deferred tax assets and liabilities resulted in a tax expense of $170,070. This increased the effective rate by 7.4793%

If the company would calculate the provision for income taxes associated with the Parent, the provision for income taxes for the year ended December 31, 2017 consists of the following:

		Current	Deferred	Total
Federal	$	771,503	121,420	892,923
State and local		208,594	(30,946)	177,648
	$	980,097	90,474	1,070,571

The Company's U.S. Federal and state income tax returns prior to fiscal year 2014 are closed and management continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

(g) Limited Liability

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company and the Member shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member of the Company.

(h) Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(i) Subsequent Events

Management has evaluated subsequent events through February 26, 2018.

(3) Allocation of Expenses from Parent Company

The Parent Company is the sole member of the Company. The Company entered into an agreement to pay the Parent Company its allocable share of expenses and costs incurred by the Parent Company. The allocation is equal to $500 plus 95% of that month's cash revenue, whereby shared management expenses, as outlined in the agreement, are recognized by the Company. These expenses are paid by the Parent Company and are deemed to be consumed by the broad Duff & Phelps organization. These expenses include, but are not limited to, shared services, such as legal expenses, recruiting, training, and marketing. The agreement is in accordance with FINRA Notes to Members Number 03-63 and provides an expense allocation methodology and an agreement from the Member that the Company shall have net capital greater than 125% of the minimum net capital required.

The accompanying financial statements have been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

(4) Net Capital Requirements

The Company is subject to the SEC's uniform net capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. Net capital was $1,048,209 at December 31, 2017 which is $924,552 in excess of its net capital requirement of $123,657. Aggregate indebtedness was $1,854,858 at December 31, 2017.

(5) Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's results of operations, financial condition, or net capital requirements.

Schedule I

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)
Computation of Net Capital for Broker Dealers Pursuant to SEC Rule 15c3 1
under the Securities Exchange Act of 1934

December 31, 2017

Aggregate indebtedness	$	1,854,858
Net capital:		
Member's capital		2,543,019
Deductions		(1,494,810)
Net capital		1,048,209
Less minimum required capital		(123,657)
Excess net capital	$	924,552
Percentage of aggregate indebtedness to net capital		177.0%

There is not a material difference between this computation of net capital and the corresponding computation included in the Company's December 31, 2017 unaudited Part II FOCUS.

See accompanying report of independent registered public accounting firm.

Schedule II

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)
Computation for Determination of Reserve Requirements for Broker Dealers
Pursuant to SEC Rule 15c3 3

December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for the exemption appearing in paragraph (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.

Schedule III

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)
Information Related to Possession or Control Requirements Pursuant to
SEC Rule 15c3 3

December 31, 2017

The Company is exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

See accompanying report of independent registered public accounting firm.

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Duff & Phelps Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Duff & Phelps Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Duff & Phelps Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Duff & Phelps Securities, LLC stated that Duff & Phelps Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Duff & Phelps Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Duff & Phelps Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

New York, New York
February 26, 2018

DUFF & PHELPS

Exemption Report - SEC Rule 17a-5(d)(4)

Duff and Phelps Securities, LLC ("Duff and Phelps", the "Firm") is a broker-dealer registered with the U.S. Securities and Exchange Commission. Pursuant to Section 240-17a-5(d)(4) of The Securities Exchange Act of 1934 (Reports to be made by Certain Broker/Dealers), Duff and Phelps is required to file one of two reports with the Commission annually:

Compliance Report if the firm did not claim that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 ("Exchange Act") throughout the broker-dealer's fiscal year; or a

Exemption Report if the firm did claim it was exempt from Rule 15c3-3 throughout the fiscal year.

Duff and Phelps hereby elects to submit an exemption Report in lieu of a Compliance Report for the fiscal year ending December 31, 2017 based on the following:

- Duff and Phelps claimed it was exempt from Rule 15c3-3 pursuant to Section (k)(2)(i) during its most recent fiscal year ending December 31, 2017.
- The Firm qualifies for this exemption if it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Duff and Phelps Securities, LLC".
- Furthermore, to the best of its knowledge and belief, Duff and Phelps has met the exemption provisions identified in paragraph (k)(2)(i) of Rule 15c3-3 throughout the most recent fiscal year without exception.

Patrick Puzzuoli
Chief Financial Officer

2/26/18
Date

Duff & Phelps Securities, LLC
311 South Wacker Drive
Suite 42
Morristown, NJ 07960

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
of Duff & Phelps Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Duff & Phelps Securities, LLC (the "Company") and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

New York, New York
February 26, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6*6*****1014*****************ALL FOR AADC 606
47558 FINRA DEC
DUFF & PHELPS SECURITIES LLC
ATTN: CATHERINE MAKSTENIEKS
311 S WACKER DR STE 4200
CHICAGO, IL 60606-6622

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 81,858

B. Less payment made with SIPC-6 filed (exclude interest) (34,991)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 46,867

E. Interest computed on late payment (see instruction E) for____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 46,867

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 46,867

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Duff and Phelps Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Director, Finance
(Title)

Dated the 5th day of February, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 54,572,588

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 54,572,588

2e. General Assessment @ .0015 $ 81,858

(to page 1, line 2.A.)

Sebastiano, Christine

From:	Sebastiano, Christine
Sent:	Friday, February 9, 2018 11:48 AM
To:	'form@sipc.org'
Cc:	'Jackie Sloan'; Sabolyk, Aimee
Subject:	For Assessment - CRD 8-47558 Duff and Phelps Securities SIPC-7
Attachments:	DPS SIPC-7 (Filed) 2017.pdf

To whom it may concern,

A wire in the amount of $46,867.00 was sent on 02/06/18 in accordance with the attached SIPC-7 form for Duff and Phelps Securities CRD 8-47558.

Outgoing Money Transfer Debit (495) 46,867.00 00370370883

Text	WIRE TYPE:WIRE OUT DATE:020618 TIME:1642 ET TRN:2018020600370883 SERVICE REF:422163 FED IMAD: RELATED REF:1826E061077O1392 ORIG: ID: BNF:SIPC NA NA US ID:30801482 BNF BK:CITIBANK N.A. ID:0008 INT BK: ID: RECV BK: ID: PAYMENT DETAILS: DUFF AND PHELPS SECURITIES LLC SEC REGISTRATION 8-47558 FOR ASSESSMENT

Please let me know if you have any questions. Thank you.

Christine Sebastiano
Director, Finance

T +1 973 775 8258
M +1 973 715 3771

Duff & Phelps, LLC
300 Headquarters Plaza
East Tower, Floor 12
Morristown, NJ 07960

christine.sebastiano@duffandphelps.com
www.duffandphelps.com